UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 14, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
President & CEO

Date: November 14, 2008

* Print the name and title of the signing officer under his signature

    Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES PROGRESS UPDATE ON EMPOWERMENT TRANSACTION WITH ANGLO PLATINUM

November 14, 2008, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; AMEX:ANO; JSE:ARQ) announces an update on the proposed transaction whereby Anooraq would purchase from Anglo Platinum Limited ("Anglo Platinum") an effective 51% of the Lebowa Platinum Mine ("Lebowa") and an effective 1% controlling interest in each of the Ga-Phasha, Boikgantsho and Kwanda joint venture projects located in South Africa, which are currently held by Anooraq and Anglo Platinum in 50-50 joint ventures ("the Transaction") as well as an update on the financing strategy associated with the Transaction. Shareholders are also referred to the Company's October 2, 2008 news release, which provided the first update on the anticipated Anooraq financing strategy for the Transaction.

Detailed terms of the Transaction were announced on April 14, 2008. As set out in this announcement, a component of the Transaction, which informed commercial terms, was the development and financing of the Middelpunt Hill UG2 expansion project ("MPH Project") at Lebowa. It was announced that the MPH Project would be developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa, which had been approved by Anglo Platinum in May 2007.

During the period July 2008 to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH Project, in light of current metal price levels and uncertainty in global markets. Anooraq is participating in the review of the MPH Project costing and scheduling. Furthermore, Anglo Platinum and Anooraq have agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa.

As a result of these developments, Anglo Platinum and its parent company, Anglo American plc, and Anooraq and its largest shareholder, Pelawan Investments (Pty) Ltd, (the "Parties") are currently in advanced stage discussions surrounding the Transaction, as well as the associated financing strategy, and will provide a detailed Transaction update to the market as soon as possible after such discussions have been concluded.

The Parties remain committed to concluding the Transaction as soon as practically possible. However, as a result of the review process referred to above, the Transaction will not close on November 30, 2008, as originally anticipated. The Parties are confident that the Transaction will close during the first quarter of 2009.

Given the delay in Transaction implementation, Anglo Platinum has agreed to increase its existing loan facility to Anooraq by an amount of South African Rand 30 million (Canadian Dollar 3.5 million).

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ

Philip Kotze
President and CEO
Anooraq Resources Corporation

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.